Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

REDWIRE EMPLOYEE COMMUNICATIONS

EMPLOYEE NOTE

To: All@redwirespace.com

From: Leadership@redwirespace.com

Subject: Building an Enduring Legacy for the Redwire Team: An Important Message from CEO Pete Cannito

Team Redwire,

Over the past year, we have made a series of strategic decisions to achieve one goal: build a company that will accelerate humanity’s expansion into space. Each step we’ve taken has been intentional, bringing together the talent and technology necessary to solidify our position as the mission partner of choice and preeminent developer of space infrastructure. Through this period of strategic growth, we have invested in our innovation ecosystem, assembled a world-class workforce, and continued to deliver cutting-edge solutions for our customers. Together, we now have the people, capabilities, and technology to make an enduring impact on the future of the industry and deliver on the inspiring promise of the Redwire mission.

Today, we announced a major milestone on our strategic path. We announced that we will be going public through a strategic merger with Genesis Park Acquisition Corp., a Special Purpose Acquisition Company (SPAC). You can read the press release here. The Genesis Park team is comprised of aerospace industry professionals that have deep financial expertise, extensive industry and investor relationships and a proven track record for successful M&A transactions. They are a great partner for us as we work to extend our position in the fast-growing global space economy – and this transaction will fuel our growth ambitions.

When the merger transaction is completed, which is anticipated to happen by the end of the second quarter of 2021, Redwire intends to become a publicly traded company on the New York Stock Exchange (NYSE). We believe this merger will accelerate the ability of our company to deliver on our transformative vision for humanity in space. Redwire is a company built to last, and this decision propels us towards an enduring legacy that will shape the utilization of space for generations to come.

As we transition into a public company, there are procedural changes and policy updates that will be communicated to the teams through your supervisor and management at the appropriate time. Additionally, I understand that there will be questions regarding the details of this merger. In the days to come, Redwire leadership will be hosting a series of virtual town halls and listening sessions across the company to discuss our future. We have also provided an employee FAQ document to address many of the immediate questions you may have.

This news may attract some attention from the press and our many stakeholders. You’re welcome to share what is already public – the information in the press release issued today – with your friends and family. As always, please do not talk to press or share any confidential company information with outside parties, even with your friends, family and spouses. This is a legal mandate that we are obligated to follow.

All media inquiries or requests should be referred to Redwire Communications Director Austin Jordan, austin.jordan@redwirespace.com. If any of our partners, suppliers or customers reach out to you directly with questions, please contact Austin and he will provide guidance on how to handle the inquiry.

I am incredibly proud of the Redwire team. We are charting a course towards what has never been done before—the realization of humankind’s multi-planetary existence. We will build above, unlocking humanity’s future in space through the development of next-generation infrastructure. Our contributions will improve lives both on and off planet, and I want to thank you for making the Redwire mission possible.

Sincerely,

Pete

Peter Cannito CEO/Chairman Redwire

www.redwirespace.com

EMPLOYEE FAQ

1.	What did we announce today?

We announced that we plan to become a publicly traded company through a merger with Genesis Park Acquisition Corp., a publicly traded special purpose acquisition company or “SPAC”. This is an exciting milestone for our company and will accelerate our plans to extend our position as the leading developer of next generation space infrastructure.

2.	What is a SPAC?

A SPAC, or special purpose acquisition company, is a shell company that has been created for the purpose of raising capital through an initial public offering and investing that capital in a private company through a merger. These transactions simplify the complex process of private companies becoming public.

3.	Why did we decide to go public?

As the purpose-built leader in next-generation space infrastructure, Redwire is committed to its long-term vision of enabling a new era for humanity in space. This transaction provides us with the financial strength necessary to accelerate our growth plans and invest in new capabilities while remaining an independent Redwire.

Being a public company also adds a level of visibility in the marketplace that is difficult for a private company to achieve. This move ensures that Redwire’s legacy is an enduring one that we can all be proud of and our contributions will have far-reaching impact for many years to come.

4.	Why did we decide to go public through a SPAC transaction instead of an IPO?

There are several key benefits to a merger with a SPAC which are aligned with our objectives and growth plans. First, the Genesis Park team are great partners for us. They have deep aerospace, operational and financial expertise and proven experience building blue-chip public companies. They also have strong relationships with key stakeholders such as NASA, the US Air Force and the US Space Force, and a track record of successfully executing high-profile M&A.

Additionally, this is an efficient way to go public. The process of becoming a public company is incredibly complex and it can take a company years to go public via a “traditional” IPO process. This type of SPAC transaction simplifies and accelerates the process, enabling us to focus more on what we do best, innovate.

5.	When will the merger, or business combination, with the SPAC be completed and when will Redwire become a public company?

The next step in the business combination involves Genesis Park filing information with the Securities and Exchange Commission (SEC). That filing will provide additional information to their stockholders and the public about the transaction and the combined company. The SEC will then engage in a comment and review process involving the proposed disclosure related to the proposed business combination. After the SEC review process is complete, shareholders vote to approve the transaction and we meet other closing conditions, the merger with Genesis Park will be finalized and Redwire plans to become a publicly traded company on the New York Stock Exchange, which we expect to happen by the end of the second quarter of 2021. Until that time, we remain a private company.

6.	Who is Genesis Park Acquisition Corp.?

Genesis Park Acquisition Corp. (NYSE: GNPK) is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses. The highly experienced GNPK team is comprised of aerospace industry professionals that have the know-how, industry relationships, and investor relationships to fuel and support Redwire’s growth as a public company. GNPK is sponsored by Genesis Park Holdings, an affiliate of Genesis Park, a Houston-based private equity firm, and is led by David Siegel as Chairman, Paul Hobby as Chief Executive Officer, and Jonathan Baliff as President and Chief Financial Officer.

7.	Will Genesis Park remain as a shareholder of Redwire after the merger has been completed?

Genesis Park stockholders will hold a minority investment in the combined company. Redwire’s existing stockholders will hold approximately 55% of the fully diluted shares of common stock immediately following the closing of the business combination. AE Industrial Partners will remain a significant shareholder in Redwire following the completion of the proposed merger.

8.	What happens to the private equity firm, AE Industrial, that owns Redwire?

AE Industrial will remain as a key partner throughout this process and will be the largest single shareholder in Redwire following the completion of the business combination.

9.	What happens to our management team? Who will be on the Board of Directors?

Redwire’s current management team will continue to lead the Company. Redwire’s proposed public company Board will be comprised of current Redwire Board members Pete Cannito, Dr. Reggie Brothers, Joanne Isham and Kirk Konert, along with Jonathan Baliff and John Bolton of Genesis Park Acquisition Corp. and Les Daniels of AE Industrial Partners.

10.	How do employees get equity and are employees going to get stock options?

After the merger, Redwire intends to be a publicly traded company on the New York Stock Exchange (NYSE). As such, any employee will be able to buy stock in the company, subject to an Insider Trading Policy that we will adopt prior to closing of the business combination, and subject to compliance with securities laws. Additionally, the company is exploring equity-based employee compensation programs commensurate with industry best practices. More information will be shared as these programs are vetted and approved.

11.	How does this change Redwire’s growth plans?

The proceeds from this transaction enable us to accelerate and de-risk our growth plans. Our investments remain focused in five key strategic growth areas that will expand the utilization of space and promote a sustainable low-earth orbit economy: (i) on-orbit servicing, assembly and manufacturing; (ii) low Earth orbit commercialization; (iii) digitally-engineered spacecraft; (iv) space domain awareness; and (v) advanced sensors and components.

12.	Is Redwire going to continue acquiring other companies?

As a part of our growth strategy, Redwire’s management team will continue to identify new businesses that could add transformative capabilities to our innovation ecosystem. Redwire has a track record of successful acquisitions, and typically leverages company founders’ expertise and relationships to bolster leadership ranks and expand the M&A pipeline. The proceeds from the proposed transaction enable Redwire to accelerate and de-risk growth plans, including through targeted acquisitions. Importantly, we see a significant opportunity to continue consolidating what is a fragmented space market.

13.	How can I invest in Redwire stock and can I purchase shares directly from the Company?

After we have become a public company, you will be able to purchase our publicly listed shares, subject to the rules of our Insider Trading Policy that we will adopt prior to closing of the business combination, and subject to compliance with securities laws.

14.	Can I buy stock in GNPK while we are waiting to complete the merger and become public?

It is illegal for someone who has access to material non-public information or, MNPI, about a public company to trade on the basis of that information. Consequently, you and your family members should not buy shares of Genesis Park Acquisition Corp. (either directly or through someone doing it on your behalf) and you should not discuss the transaction or the Company’s performance or operating results with anyone. Company insiders, outsiders who misappropriate confidential information, tippers who leak confidential information, and tippees who trade on leaked information can all be liable for insider trading violations. Potential consequences of insider trading could include: disgorgement of any illegal profit or loss avoided, the loss of your job, civil penalties, jail time and criminal fines, and negative publicity.

15.	How does this announcement impact the Redwire subsidiaries?

Over the past few months, we have been working to unify our subsidiaries under the Redwire brand and to translate the incredible heritage of our legacy brands to build momentum for Redwire. This announcement is an important milestone in presenting the company as a unified team under a single brand that is transforming the future of space infrastructure through our incredible heritage and innovation.

16.	What can we say to our colleagues, friends, and family?

It is of the utmost importance that we communicate this announcement through Redwire’s official channels for legal and compliance reasons. Please do not disseminate any of the internal information shared with you to any external parties. You’re welcome to share what is already public – the information in the press release issued today – with your friends and family.

17.	Can I post or comment about this on social media?

We know that you will be excited about this development, but due to regulatory requirements related to the business combination, we ask that you limit any social media activity related to this proposed merger to re-posting posts that come from official Redwire accounts without any commentary, responses or replies. We appreciate your cooperation in this matter.

18.	What should I do if someone contacts me about the transaction?

As always, all media inquiries or requests should be referred to Redwire Communications Director Austin Jordan, austin.jordan@redwirespace.com.

If any partners, suppliers or customers reach out with questions, unless you have been specifically authorized to speak about the transaction to that particular stakeholder, please reach out to Austin Jordan and he will provide guidance on how to handle the inquiry.

You’re welcome to share what is already public – the information in the press release issued today –with your friends and family. As always, you must not talk to press or share any confidential company information with outside parties, even with your friends, family and spouses. This is a legal mandate that we are obligated to follow.

Please note that members of the media or those otherwise looking for information may not always disclose themselves as such. Please exercise extra caution and be wary of anyone (even people you know) asking you about the company or its plans. If anyone you do not know reaches out to you with questions about this news, please do not respond, even if you think you know the answer. Instead, please reach out to Austin Jordan immediately and he will provide guidance.

19.	What if I have more questions?

If you have any additional questions, please reach out to your supervisor. We will continue to communicate with you as the process continues and will be disclosing additional information about the transaction as it progresses; however, we may not have answers for certain questions while the merger transaction is still in process. Please be patient as we continue to work diligently to close this merger successfully.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-

looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.